Filed by Magellan Midstream Partners, L.P.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Partners, L.P.

Commission File No.: 001-16335

On June 21, 2023, Aaron L. Milford, President and Chief Executive Officer of Magellan Midstream Partners, L.P. (“Magellan”), participated in a question and answer session at the J.P. Morgan Energy, Power & Renewables Conference. Below is a transcript of the question and answer session.

This transcript has been edited by Magellan. It is generally consistent with the original question and answer session transcript. For a replay of the question and answer session, please view the webcast presentation posted on www.magellanlp.com under the headings “Investors,” “Webcasts & Presentations”.

Magellan Midstream Partners, L.P.

Magellan Midstream Partners, L.P. presentation delivered at the 2023 Energy, Power & Renewables Conference on

Wednesday, June 21, 2023 at 04:30 PM

Jeremy Tonet: [0:00] Good afternoon, everyone. My name is Jeremy Tonet and I cover the Midstream and Utilities Universe for J.P. Morgan Equity Research.

[0:08] For our final presentation of the day, we are extremely excited to be joined by Magellan CEO Aaron Milford. Very exciting developments with the Magellan story, so thank you very much for taking the time to join us today.

[0:22] Maybe I’ll just lead off with the question on everyone’s mind, starting off, if you could just discuss the factors that went into Magellan’s decision to sell to ONEOK. How long had there been conversations between the two companies, and did Magellan hold a full process? How did potential C-corp conversion factor in? A lot of elements to this decision, if you could walk us through.

Aaron Milford: [0:43] Well, Jeremy, first of all, thanks for having us this afternoon. It’s been a great conference. It’s great to talk with you all.

[0:49] Starting with the first part of your question, about why would Magellan think about selling the company or combining with ONEOK in this instance?

[0:59] For us, it actually goes back strategically for some period of time. We would often get asked the question, would Magellan think about diversifying into other products, or other parts of the energy industry?

[1:15] Our answer was, sure. We’re open-minded to anything that creates value, and the idea of having a more diversified company with more product exposure to things like NGLs and natural gas in particular, is something that we’d be interested in doing if we could find a way to do, and this is the important part, that creates value.

[1:35] Through the years, we have spent time studying that. What options are available to us to find a way to enter the NGL business or natural gas business and other commodities, frankly, to add to our already strong refined products and crude business? How do we go about doing that?

[1:50] There’s just a lot of background work that we’ve been doing for years, searching for a way to do that. One of the things that happened, as you’ll recall, or see in the preliminary S-4 and proxy statement we filed yesterday morning, our first conversation with ONEOK was in 2019. That conversation essentially comes from the work that we do, making sure we’re evaluating strategic alternatives.

[2:14] The other part of that conversation, Jeremy, that we always mentioned, was that whatever we were going to do in the NGL and natural gas space was most likely going to be inorganic or an acquisition.

[2:25] The reason we were of that opinion was that, historically as a company, we’ve built things. If you go all the way back to 2004 or 2009, we’ve been a company that has grown organically. The crude oil business is an example, where we built the assets and built that business for us.

[2:44] So we have a natural inclination to want to build things, because we think there’s value in it, but we knew in the NGL space that you need the full value chain in order to be successful in that, and that would probably lead us to an acquisition.

[2:56] What you don’t know, even though you’ve come to that conclusion, is which side of that coin might you be on? A lot of that has to do with just what’s happening in the market, and what opportunities are available.

[3:09] The idea of combining with ONEOK is not a new idea. The idea of wanting to have a diversified portfolio is not a new idea. It just so happens that everything came together in this particular instance, with ONEOK, to combine and create the stronger, higher growth, more resilient company that we had in mind.

[3:33] It just so happens that we’re on the “being acquired” side of that rather than the acquiring, but I think that also speaks to our mentality, which is we’re all about creating value for our unitholders. That’s what we’re supposed to do.

[3:50] You can’t get too hung up on which side of an equation you’re on, so long as when you look at that equation, it’s accomplishing your strategic objective and you believe that it’s maximizing value for your unitholders.

[4:03] If you end up on one side of the coin or the other, that’s the goal, that’s what you’re supposed to do, and that’s what we’re doing. That is our objective.

[4:10] That’s the why were we thinking about selling. We weren’t necessarily thinking about selling, but we were wanting to create a much more diversified company, and that’s what this transaction does. It’s just really an extension of a strategy we’ve already been employing.

Jeremy: [4:25] That’s very helpful. I know I had multiple questions packed in there. I didn’t know if there’s any other thoughts you were able to share at this point, this juncture, as far as conversations, how broadly with other companies. Magellan had talked about C-corp analysis in the past, and how those factored into this process.

Aaron: [4:44] Yeah, I just didn’t keep up with all the questions, so thank you for that.

[4:48] In terms of, what did the process look like, as you’ll see in the preliminary proxy statement, it was a heavily negotiated process with ONEOK. What’s important to understand is what I led with, which was, we’ve done a lot of background work.

[5:07] We pay constant attention to the strategic alternatives that are available to us, things that we think are actual, things that could create value, whether those are acquisitions or different combinations, or joint ventures, or selling assets, or buying assets, it’s a continual process for us at all times.

[5:24] That creates a good background for us, where we’re current at all times about what our options might be, so that when you do get an opportunity that comes in, you’re not starting from zero. You sort of understand the playing field and the background, and that was the case here.

[5:41] We have that background work. We understand what’s possible for us, and then we started our discussions with ONEOK at the end of 2022. Then through the process, as you’re evaluating, before you actually agree to do something like this, you think about, who else might be interested in doing this? And we did that work.

[6:04] We talked to our financial advisors. We talked amongst the board. We took the time to look at who else might be out there, and what else might that look like, and what’s actionable? We did that work during the process, to make sure we really understood what the potential might be.

[6:22] Then, most importantly, we’re getting a full value from ONEOK in this transaction. We think it fully values our company. But, we also asked ourselves the question, what if we’re wrong? What if there is somebody out there, even though we’ve done the work to determine that it’s unlikely, what if there is somebody out there that might have a superior or better deal?

[6:49] What we focused on then was making sure, in the merger agreement that we had terms. While we can’t go solicit — while we’re pending the closing, we can’t go solicit — if someone has a better idea or a better deal, they can bring it.

[7:07] We think we did a good job getting the hurdles, or the breakup fee that someone might have to overcome in order to do that at the low end of the range. It’s still in a reasonable range, but it’s at the low end, so we removed impediments, we believe, that could keep someone of interest that has a better deal from approaching us.

[7:27] The idea was, we think we have a pretty good idea of what’s actionable. We know in this deal we have a full value in front of us, but if we’re wrong, someone else can at some point prove it by showing up with a better deal if they choose to.

[7:44] That’s how we thought about the process. Rather than running a more traditional auction, we think we ended up in the same place in terms of being able to feel good that we got a clearing value when you look at the totality of the deal, including the terms.

[8:01] In terms of a C-corp, the last part of your question, we did some work a few years ago where we put some analysis out on how we looked at C-corps. C-corp has always stayed sort of on the back burner for us, in the sense that we’re always aware of what that might look like.

[8:21] Let’s just look for a moment and think, we’re just standalone, and let’s just say we decided that we wanted to convert to a C-corp. We already trade at a healthy multiple as an MLP, and if you look at the delta between where we trade and C-corps today, or even back then, there was at one point a little bit of a gap where C-corps were more valuable. That may be a little different today. But we already trade at a really good multiple.

[8:48] Some of the logic behind converting to a C-corp would be, convert to a C-corp, and that would open up Magellan to a broader set of folks that are willing to hold C-corps than they are MLPs. It would also open you up for passive investment, index inclusion, and those things. But those are all unknown. In other words, what value uplift will you get when you convert?

[9:16] What you do know is, if you convert, you’re going to pay taxes as a corporation. When you put that together with what is an unknown uplift, it becomes a difficult decision to make on a standalone basis, because you really don’t know how to measure the gives and gets. Was it a good decision or not a good decision? You won’t know it until you do it.

[9:37] Now juxtapose that, as a standalone approach to converting to a C-corp, and look at the combination that’s in front of us. Think about the unknowns in the first instance, and think about the knowns here.

[9:50] The knowns here are, the combined company will be an S&P 500, so you know you’re in the index. The known here is you’re getting a premium, and a full value for your business. That’s a known. There are a lot more knowns in this transaction, versus the conversion, and it’s all about the premium value we’re delivering for our unitholders in the process.

[10:17] Converting on a unilateral basis to a C-corp has a lot of unknowns. This transaction has much fewer, and it has a value that we can all see.

Jeremy: [10:27] That’s very helpful there. It sounds like a lot fed into the valuation analysis. Were there any other elements to thinking about proper fair value for the partnership, that went into your process, or is does that cover the process as a whole?

Aaron: [10:44] For us, there was a key thing to understand. The first one is, we’ve been very vocal over the last few years that we believe that we have been undervalued in the market. We haven’t been shy about it.

[11:01] Not only do we believe that we have been undervalued in the market, but we’ve been buying back units. Over the last three years we’ve bought back 12 percent of our outstanding units, a little over $1.3 billion, buying units back. We were doing that because we felt we were undervalued.

[11:22] How does one determine they’re undervalued? That’s where it dovetails into this process. How we determine whether or not we felt we were undervalued was, we did the traditional math. We looked at our firm. We looked at what we thought it was going to earn. We did that over a very long period of time, and came up with a discounted cash flow — unlevered for the technical folks in the room — value of what our firm is.

[11:49] We’ve kept that updated for three years, because you can’t have a buyback program without having some view of value, if you’re only going to buy back if you think that there’s value in it, right?

[11:58] We have all this work we’ve done over three years about what is our firm worth. It’s current. So this transaction comes along, and sure, there’s a comparison that you make to where you’re trading in the market, but there’s also a comparison you have to do, or we felt we had to do, to the intrinsic value of our firm.

[12:17] Regardless of what the market value was put on it, what is the value of the firm? We think this combination chins that bar, or is better. When we say full value, we say fair value, it’s that intrinsic value that we’re focused on, because in our mind that’s the real value.

[12:39] That’s how we determined it. It’s work we’ve been doing for three years. We know what the firm is worth in this combination. Just on a present value basis, chinned that bar.

[12:51] But beyond that, if you look at the combined business, it’s not just the value today, the fair value. It’s also, what is the combined company going to be worth? Because the deal here is $25 of cash plus 23 percent of the combined entity. That’s really the deal.

[13:09] If you look at what we think the value of that pro forma company can be, we think it’s going to be higher than what we can achieve on our own. It’s not only the value you get. You have to make sure that’s fair, but it’s also the value you see in the pro forma company that we’re very excited about, frankly.

Jeremy: [13:29] That’s very helpful there, to think through your analysis.

[13:34] Tax is an area where we’ve received a lot of questions, and tax basis especially for long-term unitholders. Could you walk us through how that factored into your analysis?

Aaron: [13:42] There were a lot of discussions about taxes, Jeremy, during this whole process. Anyone that’s followed the MLP space for a while knows that, whenever you’re looking at a transaction like this, you’re going to talk about taxes. It’s just part of the MLP structure that you have to understand and evaluate.

[14:02] We’re no different. We’re an MLP, so we need to understand it, so we took the time to literally look at the trade groups that own our units. I don’t want to get too technical, but the tax position you’re going to be in will depend upon when you bought your unit, and for how long you held it. Those are the two really important things to understand.

[14:26] What we wanted to understand was, we have this fair value of the firm. What happens if you take that fair value of the firm and then you tax-affect it, and then you compare that to essentially the combination that’s on the table, and how do those stack up?

[14:42] The conclusion we reached was that this combination, we believe, is in the best interest of all of our unitholders, even on an after-tax basis.

[14:53] Part of the reason we reached that conclusion was that the taxes that will be realized, on closing, are taxes that our unitholders, for the most part, already owe. The part that’s incremental to this is only the part of the capital gains that’s related to the premium that we’re getting.

[15:17] If you just step back, the taxes that our unitholders will owe are taxes they already owe. Let’s use an example, if I could, for a moment.

[15:29] If you looked at May 12th of this year, so that’s the last unaffected price before we announced this combination, we were trading for around $55.41. If you wanted to realize that, as one of our unitholders, and you sold at $55.41, you’re going to pay these taxes.

[15:52] Depending on which trade group you’re in, and we’ll determine how much that is, you’re going to pay, let’s just say, for example, it’s $20. Let’s pick a high number, $20. You’ve held this a long time, so you’d only realize $35. $35.41 in this example.

[16:09] Compare that to this transaction, which at announcement was $67.50. Do the same math. Take out, instead of $20, take out $24, because we’re getting a premium, and you get a number that’s higher than what you could otherwise realize, by about $8 or $9.

[16:25] You’re better off under the transaction, after the transaction, than you are selling at the previous market price. That’s the reality, is that our unitholders already owe it.

[16:37] The second thing about taxes that’s important, and this is probably the most difficult piece of the equation for our unitholders to really grasp, and that is, if you don’t want to sell the unit, and you want to just essentially defer these taxes. “Don’t sell it. I don’t want to pay the $20 that I already owe. I know I owe it, but I want to pay it in the future, so I’m just going to hold my unit and pay those taxes in the future.”

[17:05] What needs to be understood, and what we’re trying to make sure is really clear, is that our unitholders, from this point forward, are going to face higher taxes each year. The taxes that they’re going to owe on the distributions that we pay will be increasing, so the idea of holding and avoiding a tax burden isn’t really an option.

[17:33] An example of that would be for some of our longer-dated or longer-tenured unitholders; say they owned this for 10 years or longer, that tax that they owe could be as much as 60 percent of the distribution that we pay them in 2026.

[17:54] The idea that I’m going to avoid paying these taxes by simply not selling my units, in any event, frankly, and holding it and avoiding taxes along the way, that’s not how this is going to work. The taxes are going up. But you have to understand both of those things. At the end of the day, the taxes will be owed.

[18:15] There’s one very limited exception to how you might not pay these taxes, and that is to pass away and pass them on to your heirs. But the longer that event is, which we all hope everyone has a long, fruitful life from where they’re at, we’re not going to wish death upon our unitholders. The longer that date is in time, the more taxes you’re going to pay along the way, and the less value that benefit will have to you.

[18:49] Our job is to make sure all of our unitholders understand that, from here, looking forward, what’s their situation. We think once they understand it, they’ll come back to the central premise; there’s really two.

[19:02] It’s a full value for the firm that we’re getting in the combination. It’s full value. Second, the combined company, we believe, will be worth more than Magellan standalone. And thirdly, you’re not going to avoid these taxes, absent passing away, and we don’t wish that on anyone.

Jeremy: [19:23] Mortality is a difficult part of active management so, understood.

[19:32] I don’t know if you’re able to comment on what receptivity is. It sounds like there’s a lot of investor education, if that’s something that you’re able to talk about, or we can move on to synergies for the combined entity as you see it.

Aaron: [19:43] Let’s talk about the sentiment, and how people are receiving this. I think it’s important. I think most of our largest shareholders or unitholders are still in very much the assessment, understanding phase.

[19:58] We just put the preliminary proxy out. We’ve just put out this supplemental information that’s meant to help them understand at least how we see the world, and we think they’re absorbing that. And that’s good. That’s what we want to have happen.

[20:13] We think, through time, as people absorb this information, we have conversations with our unitholders, we’re going to be able to cut through some of the fog that is out there around the deal, and at least have them see the value proposition through the lens through which we see it.

[20:35] The reaction has been, “Thanks for putting it out. We’re really going to study it, and we’re anxious to talk more.” We think that’s a good thing. We have open minds, which is a good thing.

[20:48] In terms of the synergies, let’s talk about that for a moment as well. I appreciate you bringing it up.

[20:53] Just to put us all on the same page, we expect the synergies from this deal to be between 200 and 400-plus. If you look at the S-4, you’ll see in most of our forecasts, we essentially focused on the 200, which is the low end of that synergy range.

[21:16] That $200 million on the low end of the synergy range, the deal works from our perspective. The combined company should be worth more going forward, even at the low end of the synergy range.

[21:31] If you want to break the $200 million down, about $100 million of that, we expect to come from cost synergies, primarily back office work, back office activities, redundancies, things that when you look at the combined company, you don’t need two of, or things that you can do better.

[21:46] That’s 100 of the 200. The other 100 we think will be commercial synergies, and it’s going to be commercial synergies that get us to the upper end of that range.

[21:58] The point I would make is that, even with conservative synergy numbers — I don’t think anyone would argue that those are heroic — the deal makes sense. Then, to the extent we do better than that, which we expect to, it’s really going to start making sense.

[22:12] What’s going to get us to that end where it really starts making sense? It’s going to be things like optimizing the assets among the two businesses. That’s an area. An area that we’re really focusing on is, as a company today, we buy NGLs, butane in particular, and we blend that into gasoline.

[22:31] We believe that going forward we’re going to be able to find efficiencies through that entire value chain that we couldn’t find independently. We’re just going to be more efficient in how we procure, store, move, make butane available, and then blending it into our system. That’s another area that’s going to find synergies.

[22:52] Between the optimization, and the blending, and the cost structures, the $200 million is the low end of the range. We think we’re going to be able to, through time, get to the upper end of that range. But even if we’re wrong and don’t get to the upper end of that range, the deal works.

Jeremy: [23:08] That’s very helpful. Again, I’m not sure exactly how much you’re able to comment at this point, but there’s been some public opposition to the Magellan deal. I’m just wondering, to the extent you’re able to provide thoughts in that direction, and anything else on the vote in general, to the extent you’re able to comment.

Aaron: [23:27] Sure. I appreciate the question, and I think we should talk about it. We’re not going to get into a tit-for-tat with our unitholders. They’re entitled to their opinions, to view this deal ever how they want to view it.

[23:44] What our job is, is not to get into an argument with our unitholders, but to explain why we think this is in the best interest to unitholders, and that’s what we’re trying to do.

[23:57] That’s what the supplemental information that we put out yesterday is intended to do. It’s meant to show the reasons why we think this is in all of our unitholders’ best interests. Even those who may disagree with this in some respects, we still think it’s in their interests. We can agree to disagree.

[24:15] Those things are, it’s a full value. The combined company is more attractive, higher growth, more resilient than our business standalone, and the taxes are something you’re going to owe anyway. We spent a lot of time on that. I’m not going to rehash it. You’re going to owe them anyway.

[24:33] If you believe that, it all comes back to value, and we think the value is there, both in the pro forma company and in the consideration we’re receiving. We think, as we continue to talk about this and we help people understand the equation that we see, we’re going to be successful with this vote, and get to closing.

Jeremy: [25:00] I think we’ve touched on the deal in many different directions. Are there any salient points that we haven’t touched on, that we should be thinking about at this point?

Aaron: [25:07] No. I think the only other salient point, and it’s a bit of a soft issue, but I think it’s interesting from our perspective, and that is, there’s a lot of emotion around this transaction. It’s really interesting, frankly.

[25:23] We have a lot of unitholders that have been with us a long time, and we’re really appreciative of them. We’ve tried to run this company as best we could possibly run it. I think we have a really good reputation of being unitholder friendly, disciplined, focused on value, all those things that investors love.

[25:42] I think we’ve done a reasonably good job of that through the years. We’ve made our investors a lot of money. I think there’s just a sense of sadness, in some respects, that there’s going to come a point in time where you’re not going to see a Magellan ticker symbol out there, and I think that that’s an emotional thing for a lot of our investors.

[26:00] Frankly, it’s an emotional thing for much of management. But at the end of the day...I can look around the room and see Paula, and Jeff, Bruce. We’ve been here since the get-go, the beginning of this, so there’s a little emotion for us as well, but at the end of the day, our job is to create value, to maximize value, and that’s what we’re doing. That’s what we believe this combination does. At the end of the day, that’s our job. That’s what we’re going to do.

Jeremy: [26:33] That makes sense. Well, I think we’re down to our last three minutes, and we haven’t touched anything fundamental yet. Is there any fundamental conversation to the Magellan business that you want to touch on in the final few minutes of our talk here?

Aaron: [26:48] Yeah, this will be a great bridge conversation, actually, because I think it’s a way for us to talk both about the combination and the fundamentals.

[26:55] Our business is doing well. We find product demand stable, slightly growing in certain areas. It’s going to be a really good business for a really long time. It’s currently a good business, and everything is going very well.

[27:09] If you look at our crude oil business, it’s had some challenges just with the overcapacity. That’s nothing new, but our team is doing a really good job. We’ve got really good contracts. Cash flow is really stable. When you put our business together, it’s doing really well. If you look at the commodity environment this year, it’s been really favorable for us.

[27:27] So we’re still highly confident in our business. It’s going to be relevant for a really long time. It’s going to generate, we believe, a lot of cash flow for a really long time. We’re going to take that, and we’re going to put it together with another really good business and have a stronger business.

[27:46] Things are going well. This is a great year so far for us. We expect it to continue that way, and we’re going to take that, put it together with another really strong business, and have an even stronger business.

Jeremy: [27:59] On the refined product pipeline side of the business, as far as publicly available information is concerned, it seems like things are tracking in line with expectations as set out in the guidance last time around, or anything else notable?

Aaron: [28:11] It’s certainly tracking our guidance. We expected this year refined product volumes to grow one percent; ‘23 over ‘22, grow one percent. But you also have to keep in mind that ‘22 was a record.

[28:24] As a company, we’re continuing to grow, so you have to keep that one percent in perspective. It’s certainly not declining. We’re thankful for that.

Jeremy: [28:35] I think we’re down to our last minute here. I don’t know if there’s any final thoughts that you want to share with the audience, on the fundamentals or otherwise.

Aaron: [28:42] No. At the end of the day, I appreciate being here. Again, what I would highlight is we think the merger maximizes our unitholders’ value, including on an after-tax basis.

[28:58] The value that we’re receiving is full. The company is going to be stronger on a combined basis, and the taxes, we understand they’re sensitive, but once you understand you’re going to owe them one way or the other, it all comes back to where we began, and that’s value, and we think this combination provides it.

Jeremy: [29:20] Makes sense to us. We greatly appreciate you taking the time.

Aaron: [29:23] Glad to do it.

Jeremy: [29:24] So much.

Aaron: [29:24] Yeah, glad to do it. Thank you all.

* * * * * * *

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities and Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that ONEOK, Inc. (“ONEOK”) or Magellan expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between ONEOK and Magellan (the “proposed transaction”), the expected closing of the proposed transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including maintaining current ONEOK management, enhancements to investment-grade credit profile, an expected accretion to earnings and free cash flow, dividend payments and potential repurchases, increase in value of tax attributes and expected impact on EBITDA. Information adjusted for the proposed transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the risk that ONEOK’s and Magellan’s businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the possibility that shareholders of ONEOK may not approve the issuance of new shares of ONEOK common stock in the proposed transaction or that shareholders of ONEOK or unitholders of Magellan may not approve the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement relating to the proposed transaction or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the risk that the parties do not receive regulatory approval of the proposed transaction; the occurrence of any other event, change or other circumstances that could give rise to the termination of the merger agreement relating to the proposed transaction; the risk that ONEOK may not be able to secure the debt financing necessary to fund the cash consideration required for the proposed transaction; the risk that changes in ONEOK’s capital structure and governance could have adverse effects on the market value of its securities; the ability of ONEOK and Magellan to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on ONEOK’s and Magellan’s operating results and business generally; the risk the proposed transaction could distract management from ongoing business operations or cause ONEOK and/or Magellan to incur substantial costs; the risk of any litigation relating to the proposed transaction; the risk that ONEOK may be unable to reduce expenses or access financing or liquidity; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in commodity prices; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond ONEOK’s or Magellan’s control, including those detailed in ONEOK’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on ONEOK’s website at www.oneok.com and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov, and those detailed in Magellan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Magellan’s website at www.magellanlp.com and on the website of the SEC. All forward-looking statements are based on assumptions that ONEOK and Magellan believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither ONEOK nor Magellan undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Regarding the Merger Will Be Filed with the SEC and Where to Find It

In connection with the proposed transaction between ONEOK and Magellan, ONEOK has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of ONEOK’s common stock to be issued in connection with the proposed transaction. The Registration Statement includes a document that serves as a prospectus of ONEOK and joint proxy statement of ONEOK and Magellan (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY ONEOK AND MAGELLAN WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONEOK AND MAGELLAN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to shareholders of ONEOK and unitholders of Magellan. Investors can obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by ONEOK and Magellan with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by ONEOK, including the joint proxy statement/prospectus, will be available free of charge from ONEOK’s website at www.oneok.com under the “Investors” tab. Copies of documents filed with the SEC by Magellan, including the joint proxy statement/prospectus, will be available free of charge from Magellan’s website at www.magellanlp.com under the “Investors” tab.

Participants in the Solicitation

ONEOK and certain of its directors, executive officers and other members of management and employees, Magellan, and certain of the directors, executive officers and other members of management and employees of Magellan GP, LLC, which manages the business and affairs of Magellan, may be deemed to be participants in the solicitation of proxies from ONEOK’s shareholders and the solicitation of proxies from Magellan’s unitholders, in each case with respect to the proposed transaction. Information about ONEOK’s directors and executive officers is available in ONEOK’s Annual Report on Form 10-K for the 2022 fiscal year filed with the SEC on February 28, 2023 and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 5, 2023, and in the joint proxy statement/prospectus. Information about Magellan’s directors and executive officers is available in its Annual Report on Form 10-K for the 2022 fiscal year and its definitive proxy statement for the 2023 annual meeting of unitholders, each filed with the SEC on February 21, 2023, and the joint proxy statement/prospectus. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Shareholders of ONEOK, unitholders of Magellan, potential investors and other readers should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.